SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                Amendment No. 6

                              Hanover Direct, Inc.
                        --------------------------------
                                (Name of Issuer)

                        Common Stock, $0.66 2/3 par value
                         -------------------------------
                         (Title of Class of Securities)

                                   440506 10 3
                        --------------------------------
                                 (CUSIP Number)

                               William B. Wachtel
                              Wachtel & Masyr, LLP
                              110 East 59th Street
                            New York, New York 10022
                                 (212) 909-9595
               ---------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 November 10, 2003
                         -------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box { }.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               Page 1 of 12 Pages

1.       NAME OF REPORTING PERSON

         Chelsey Capital Profit Sharing Plan

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only)

         13-3716218

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                (a) {x}
                                                                (b) { }
3.       SEC USE ONLY

4.       SOURCE OF FUNDS

         WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                      { }

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         New York

NUMBER OF SHARES                    7.      SOLE VOTING POWER

                                                     0 shares

BENEFICIALLY OWNED BY EACH          8.      SHARED VOTING POWER

                                                     0 shares

REPORTING PERSON WITH               9.      SOLE DISPOSITIVE POWER

                                                     0 shares

REPORTING PERSON WITH               10.     SHARED DISPOSITIVE POWER

                                                     0 shares

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         29,607,788 shares

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES { }

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         21.4%

14.      TYPE OF REPORTING PERSON

         EP

1.       NAME OF REPORTING PERSON

         Chelsey Direct, LLC

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only)

         13-3716218

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a) {x}
                                                                    (b) { }
3.       SEC USE ONLY

4.       SOURCE OF FUNDS

         AF

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                        { }

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

NUMBER OF SHARES                    7.      SOLE VOTING POWER

                                                     0 shares

BENEFICIALLY OWNED BY EACH          8.      SHARED VOTING POWER

                                                     0 shares

REPORTING PERSON WITH               9.      SOLE DISPOSITIVE POWER

                                                     0 shares

REPORTING PERSON WITH               10.     SHARED DISPOSITIVE POWER

                                                     0 shares

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         29,607,788 shares

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         { }

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         21.4%

14.      TYPE OF REPORTING PERSON

         OO

1.       NAME OF REPORTING PERSON

         William B. Wachtel

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only)


2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a) {x}
                                                                  (b) { }
3.       SEC USE ONLY

4.       SOURCE OF FUNDS

         AF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) { }

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

NUMBER OF SHARES                    7.      SOLE VOTING POWER

                                                     29,446,888 shares

BENEFICIALLY OWNED BY EACH          8.      SHARED VOTING POWER

                                                     0 shares

REPORTING PERSON WITH               9.      SOLE DISPOSITIVE POWER

                                                     29,446,888 shares

REPORTING PERSON WITH               10.     SHARED DISPOSITIVE POWER

                                                     0 shares

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         29,607,788 shares

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         { }

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         21.4%

14.      TYPE OF REPORTING PERSON

         IN

1.       NAME OF REPORTING PERSON

         DSJ International Resources Ltd.

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only)

         13-3716218

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) {x}
                                                                 (b) { }
3.       SEC USE ONLY

4.       SOURCE OF FUNDS

         N/A

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) { }

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         New York

NUMBER OF SHARES                    7.      SOLE VOTING POWER

                                                     0 shares

BENEFICIALLY OWNED BY EACH          8.      SHARED VOTING POWER

                                                     0 shares

REPORTING PERSON WITH               9.      SOLE DISPOSITIVE POWER

                                                     0 shares

REPORTING PERSON WITH               10.     SHARED DISPOSITIVE POWER

                                                     0 shares

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         29,607,788 shares

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         { }

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         21.4%

14.      TYPE OF REPORTING PERSON

         CO, HC

1.       NAME OF REPORTING PERSON

         Stuart Feldman

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only)

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) {x}
                                                                   (b) { }
3.       SEC USE ONLY

4.       SOURCE OF FUNDS

         N/A

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)   { }

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

NUMBER OF SHARES                    7.      SOLE VOTING POWER

                                                     160,900 shares

BENEFICIALLY OWNED BY EACH          8.      SHARED VOTING POWER

                                                     0 shares

REPORTING PERSON WITH               9.      SOLE DISPOSITIVE POWER

                                                     160,900 shares

REPORTING PERSON WITH               10.     SHARED DISPOSITIVE POWER

                                                     0 shares

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         29,607,788 shares

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         { }

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         21.4%

14.      TYPE OF REPORTING PERSON

         IN

                                                                    Page 7 of 12
Item 4.  Purpose of the Transaction


     Item 4 is hereby amended by the deletion effective as of this date, of all paragraphs previously included in this Statement under such Item and by the substitution of the following nine paragraphs:

     On November 10, 2003, Chelsey LLC entered into a Memorandum of Understanding (the "Memorandum of Understanding") with the Issuer and Regan Partners, L.P., a major stockholder of the Issuer ("Regan Partners"), setting forth the agreement in principle to recapitalize the Issuer, reconstitute the Board of Directors of the Issuer and settle outstanding litigation between the Issuer and Chelsey LLC. A copy of the Memorandum of Understanding is filed as Exhibit R hereto, by incorporation by reference to Exhibit 99.2 to the Issuer's Current Report on Form 8-K filed on November 10, 2003, and is incorporated herein by this reference.

     In the Memorandum of Understanding, the parties agreed to effect within ten days or as soon thereafter as possible a binding recapitalization agreement (the "Recapitalization Agreement") providing, among other matters, that, upon the closing of the transactions set forth in the Recapitalization Agreement, the Issuer would exchange 564,819 shares of a to be authorized Series C Preferred Stock and 81,857,833 shares of newly issued Common Stock for the 1,622,111 shares of the Series B Preferred Stock currently held by Chelsey LLC, subject to adjustment if the transaction is not consummated by December 17, 2003. If the closing takes place on or before December 17, 2003, the Series C Preferred Stock will have an aggregate liquidation preference of $56,481,900 while the outstanding Series B Preferred Stock has a current aggregate liquidation preference of $112,963,810 and a maximum final liquidation preference of $146,168,422 on August 23, 2005. The new shares of the Common Stock will have an effective issue price of $.69. With the issuance of the new shares of the Common Stock, Chelsey LLC will have a majority equity and voting interest in the Issuer.

     Upon the execution of the Recapitalization Agreement, the Issuer will reconstitute the Board to eight members, including four designees of Chelsey LLC (i.e., Martin L. Edelman, Stuart Feldman, Wayne Garten and William B. Wachtel, of whom Messrs. Edelman and Garten are currently serving as directors who were elected by Chelsey LLC as the holder of the Series B Preferred Stock). The remaining four directors are current directors (i.e.,David Brown, Robert Masson, Basil Regan and Thomas C. Shull, Mr. Shull also currently serving as the Issuer's President and Chief Executive Officer). The Recapitalization Agreement is subject to the approval of the Transactions Committee and the Board of Directors of the Issuer. It is also subject to other consents including the approval of Congress Financial Corporation and the American Stock Exchange. The Issuer intends to prepare and file with the Securities and Exchange Commission and transmit to all equity holders of the Issuer, as required by Rule 14f-1 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), a statement regarding its intent to effect a change in majority of directors as promptly as practicable. Following the expiration of ten days following the filing and mailing of the statement, the Board of Directors will increase to nine members, with the additional director to be a Chelsey LLC designee (i.e., Donald Hecht).

     The proposed Series C Preferred Stock, with a liquidation preference of $100 per share, will carry a quarterly dividend, starting on January 1, 2006, at 6% and increasing each year by 1-1/2%. In lieu of cash dividends, the Issuer may elect to accrue dividends at a rate equal to 1% higher than the annual cash dividend rate. The Series C Preferred Stock will have a redemption date of January 1, 2009. The Issuer shall redeem the maximum number of shares of Series C Preferred Stock as possible with the net proceeds of certain asset and equity sales, including the disposition of the Issuer's non-core assets, not required to be used to repay Congress Financial Corporation, and Chelsey LLC shall be required to accept such redemptions. The Series C Preferred Stock will vote with the Common Stock together as a single class and each share of Series C Preferred Stock shall have 100 votes per share.

     The Recapitalization Agreement requires that the duties of the Transactions Committee be redefined so that it will have authority over transactions involving a redemption of the Series C Preferred Stock. The Recapitalization also provides for the reconstitution of the committees of the Board of Directors, mutual releases and termination of litigation between the Issuer and Chelsey LLC, voting agreements between Chelsey LLC, Regan Partners and Messrs. Feldman and Regan and agreements to recommend certain amendments to the Issuer's Certificate of Incorporation, including a 10-for-1 reverse stock split and a decrease in the par value of the Common Stock from $.66 2/3 per share to $.01 per share, at the first annual meeting of stockholders following the closing.


     If the closing of the recapitalization Agreement has not occurred by November 30, 2003, then the Issuer will pay Chelsey LLC $1 million by December 3, 2003. If the closing has not occurred by the close of business on December 17, 2003, then the Memorandum of Understanding shall cease to be effective unless either the Issuer or Chelsey LLC elects to extend the closing past such date. If the Issuer makes such an election, the Issuer shall issue to Chelsey LLC (1) shares of the proposed Series C Preferred Stock with an aggregate liquidation preference equal to one-half of the accreted liquidation preference (less $500,000) of the Series B Preferred on the date of the closing and (2) newly issued shares of the Common Stock at the rate of $.69 per share (300% of the market value at August 6, 2003), rounded up to the next full share, for the balance of the accreted liquidation preference (less $500,000) of the Series B Preferred Stock on the date of the closing. If Chelsey LLP makes such an election, there shall be no adjustment to the number of shares. In either case, the closing shall occur no later than February 29, 2004.

     In the Memorandum of Understanding, the Issuer also acknowledged that Chelsey LLC is the lawful and bona fide owner of 29,446,888 shares of the Common Stock and 1,622,111 shares of the Series B Preferred Stock, which was the subject of the litigation.

     Except as stated above or as contemplated by the Memorandum of Understanding, Chelsey LLC and the other Reporting Persons have no specific plans or proposals which would result in:

     (a) The acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) An extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) Any material change in the present capitalization (except as described above) or in the dividend policy of the issuer;

     (e) Any other material change in the Issuer's business or corporate structure;

     (f) Changes in the Issuer's charter or by laws or other actions which might impede the acquisition of control by the Issuer by any person;

     (g) Causing the Common Stock to be delisted from the American Stock
Exchange;

     (h) The Common Stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, or

     (i) Any action similar to any of those enumerated.

     However, the Reporting Persons reserve the right to acquire additional shares of the Common Stock in the open market, the right otherwise to pursue any of the above items which they deem appropriate and the right to sell the shares that they have purchased.

     Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

     Item 6 is hereby amended by the deletion, effective as of this date, of all paragraphs previously included in this Statement under such Item and by the substitution of the following three paragraphs:

     Section 5(a) of the Purchase and Sale Agreement dated as of May 19, 2003, a copy of which was filed as Exhibit A to this Statement and which is incorporated herein by this reference, provided that Chelsey LLC would indemnify Richemont Finance S.A. and its directors, officers, etc. against any third party claim arising from Chelsey LLC's investment in the Issuer or its ownership of the shares purchased from Richemont Finance S.A. (the "Shares")or the Issuer (other than the sale of the Shares to Chelsey LLC from Richemont Finance S.A.). Richemont Finance S.A. and Chelsey LLC also entered into a letter agreement dated May 19, 2003 (the "Letter Agreement") to provide, during the five-year period following the closing date, for collateral for the indemnification provision of the Purchase and Sale Agreement. Chelsey LLC subsequently deposited $10,000,000 in escrow with JP Morgan Chase Bank, thereby fulfilling one of its two obligations under the Letter Agreement. The other obligation is for Chelsey LLP to keep free from liens either (1) the Shares or (2)(a) at least $40,000,000 from the cash proceeds from sales of the Shares or (b) other property having at least such value. Copies of the Letter Agreement and the Escrow

Agreement dated as of July 2, 2003 were filed as Exhibits J and K, respectively, to this Statement and are incorporated herein by this reference.

     Reference is made to Item 4 for information relating to the Memorandum of Understanding, a copy of which is filed (by incorporation by reference) as Exhibit R hereto and is incorporated herein by this reference.

     Except as described elsewhere in Item 4 to this Statement and in this Item 6, none of the Reporting Persons has any contract, arrangement, understanding or relationship with one or more security holders of the Issuer or others, with respect to the purchase, holding, voting, or disposition of shares of Common Stock or other securities of the Issuer which are convertible or exercisable into such shares. Each of such persons reserves the right to enter into any such contract, arrangement, understanding or relationship in the future.

Item 7.  Material to be Filed as Exhibits

     Exhibit A      Purchase and Sale Agreement dated as of May 19, 2003
                    between Richemont Finance S.A. and Chelsey Direct, LLC.
                    (previously filed)

     Exhibit B      Letter, dated July 7, 2003, from Mr. Thomas C. Shull to
                    Messieurs Johann Rupert and Stuart Feldman. (previously filed)

     Exhibit C      Letter, dated July 11, 2003, from Chelsey Direct, LLC to
                    Mr. Thomas C. Shull. (previously filed)

     Exhibit D      Recapitalization of Hanover Direct, Inc. Summary of Terms.
                    (previously filed)

     Exhibit E      Hanover Direct, Inc. Summary of Key Points Made by Chelsey
                    Direct, LLC. August 7, 2003.(previously filed)

     Exhibit F      Letter, dated August 8, 2003, from Sarah Hewitt, Esq. of
                    Brown, Raysman, Millstein, Felder & Steiner LLP, counsel to
                    Hanover Direct, Inc., to Martin Nussbaum, Esq. of Swidler
                    Berlin Shereff Friedman, LLP, counsel to Chelsey Direct,
                    LLC. (previously filed)

     Exhibit G      Letter, dated August 11, 2003, from Martin Nussbaum, Esq.
                    of Swidler Berlin Shereff Friedman, LLP, counsel to Chelsey
                    Direct, LLC, to Sarah Hewitt, Esq. of Brown, Raysman,
                    Millstein, Felder & Steiner LLP, counsel to Hanover Direct,
                    Inc. (previously filed)

     Exhibit H      Letter, dated August 14, 2003, from Sarah Hewitt, Esq. of
                    Brown, Raysman, Millstein, Felder & Steiner LLP, counsel to
                    Hanover Direct, Inc. to Martin Nussbaum, Esq. of Swidler
                    Berlin Shereff Friedman,

                    LLP, counsel to Chelsey Direct, LLC. (Incorporated by reference to the Issuer's Current Report on Form 8-K filed on August 18, 2003)

     Exhibit I      Letter, dated September 2, 2003, from Martin Nussbaum,
                    Esq. of Swidler Berlin Shereff Friedman, LLP, counsel to Chelsey Direct, LLC, to Sarah Hewitt, Esq. of Brown, Raysman, Millstein, Felder & Steiner LLP, counsel to Hanover Direct, Inc. (previously filed)

     Exhibit  J     Letter Agreement dated May 19, 2003 by and between
                    Richemont Finance S.A. and Chelsey Direct, LLC. (previously filed)

     Exhibit K      Escrow Agreement dated as of July 2, 2003 by and among
                    Richemont Finance S.A., Chelsey Direct LLC and JP Morgan
                    Chase Bank, as Escrow Agent. (previously filed)

     Exhibit L      Letter, dated September 4, 2003, from Sarah Hewitt, Esq.
                    of Brown, Raysman, Millstein, Felder & Steiner LLP, counsel to Hanover Direct, Inc., to Martin Nussbaum, Esq. of Swidler
                    Berlin Shereff Friedman, LLP, counsel to Chelsey Direct,
                    LLC. (previously filed)

     Exhibit M      Letter, dated September 8, 2003, from Martin Nussbaum,
                    Esq. of Swidler Berlin Shereff Friedman, LLP, counsel to
                    Chelsey Direct, LLC, to Sarah Hewitt, Esq. of Brown,
                    Raysman, Millstein, Felder & Steiner LLP, counsel to Hanover
                    Direct, Inc. (previously filed)

     Exhibit N      Letter, dated September 2, 2003, from Sarah Hewitt, Esq.
                    of Brown, Raysman, Millstein, Felder & Steiner LLP, counsel to Hanover Direct, Inc., to Messrs. Stuart Feldman and
                    William B. Wachtel of Chelsey Direct, LLC and Mr. Eloy
                    Michotte of Richemont Finance S.A. (previously filed)

     Exhibit O      Letter, dated September 15, 2003, from Chelsey Direct, LLC to Hanover Direct, Inc. (previously filed)

     Exhibit P      Certificate of the Designations, Powers, Preferences and
                    Rights of Series B Participating Preferred Stock of Hanover
                    Direct, Inc. (Incorporated by reference to the Issuer's
                    Current Report on Form 8-K filed on December 20, 2001)

     Exhibit Q      Consent, dated September 16, 2003, of Sole Stockholder
                    (previously filed)

     Exhibit R      Memorandum of Understanding dated November 10, 2003 by and among Hanover Direct, Inc., Chelsey Direct, LLC and Regan
                    Partners, L.P. (Incorporated by
                    reference to the Issuer's Current Report on Form 8-K filed on November 10, 2003.)



                                   Signatures

     After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, the undersigned certify that the information set forth in this Amendment No. 5 to the Statement on Schedule 13D is true, complete and correct.

Date: November 12, 2003
                                      Chelsey Capital Profit Sharing Plan

                                      By: /s/ William B. Wachtel
                                          William B. Wachtel, its
                                          Trustee



                                      Chelsey Direct, LLC

                                      By: /s/ William B. Wachtel
                                          William B. Wachtel, its
                                          Manager



                                          /s/ William B. Wachtel
                                          William B. Wachtel



                                      DSJ International Resources Ltd.

                                      By: /s/ Stuart Feldman
                                          Stuart Feldman, its
                                          President



                                          /s/ Stuart Feldman
                                          Stuart Feldman